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September 19, 2007


Mr. Tim Buchmiller
Senior Attorney
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

  Re: MetLife, Inc.
      Definitive Proxy Statement
      Filed March 26, 2007
      File No. 001-15787


Dear Mr. Buchmiller:

Further to our conversation on Wednesday, September 12, 2007, I write on behalf of MetLife, Inc. in connection with the Securities and Exchange Commission's letter to MetLife, Inc., dated August 21, 2007 (the "Comment Letter"), regarding its Definitive Proxy Statement filed on March 26, 2007. As we discussed, MetLife, Inc. is in receipt of the Comment Letter and is currently working diligently on its response. In light of MetLife, Inc.'s desire to consult with the Compensation Committee of its Board of Directors regarding its response to the Comment Letter and the Committee's current meeting schedule, we respectfully request permission from the Staff to provide our response to the Comment Letter no later than Wednesday, October 31, 2007.

Please contact the undersigned at 212-578-2600 with any questions the Staff might have on this request and/or to inform us of the Staff's determination regarding such request. For your convenience, we are transmitting a copy of this letter to you via e-mail, in addition to filing it on EDGAR.


Sincerely,

/s/ Richard S. Collins

Richard S. Collins


cc:   C. Robert Henrikson
      James L. Lipscomb
      Gwenn Carr